

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

Via E-mail
Sean Macdonald
Chief Executive Officer
Leatt Corporation
50 Kiepersol Drive, Atlas Gardens, Contermanskloof Road
Durbanville, Western Cape, South Africa, 7441

>   **Re: Leatt Corporation**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed June 18, 2012**
>   **File No. 000-54693**

Dear Mr. Macdonald:

We have reviewed your responses to our prior comment letter to you dated May 25, 2012 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. Please disclose in the beginning of your registration statement that you are an emerging growth company.

2. We note your response to our prior comment 4 and reissue in part. Some images appearing on pages 8 and 12 are either incomplete or difficult to discern. Where applicable, please provide a description explaining the graphics. Please revise or delete these images.

Explanatory Note, page 3

3. Please revise to delete the second paragraph in this section or advise.

Our Industry and Market Trends, page 6

Off-Road Motorcycle Market, page 6

4. We note your response to our prior comments 11 and 26 and reissue in part. Please provide us with copies of the industry reports cited in this section and in the Competition section on page 13 because we cannot access them through the web links you provided.

Leatt Protection Range, page 8

5. Please revise to delete the reference to "top-of-the-line" outside chest protector as the term contains marketing language that is not appropriate for a registration statement.

Raw Materials and Suppliers, page 9

6. We note your response to our prior comment 20 and reissue in part. If material, please disclose the amount that you spend to acquire the "highly specialized protection materials."

Manufacturing, page 9

7. We note your responses to our prior comments 9 and 19. Given that the substantial majority, if not all, of your products are manufactured in China, please create a risk factor to disclose how this specific fact poses to preserving your intellectual property rights. Address how the legal regime relating to property rights differs and how it may be difficult to enforce.

Our Competitive Strengths, page 13

8. We note your response to our prior comment 28 and reissue in part. Please substantiate your statement that you produce products at a "low cost."

9. We note your response to our prior comment 29 and your revised disclosure. As you have substantiated the statement that your brand is recognized by professional athletes by referencing only one athlete, please revise to delete your statement that "due to the technical and revolutionary nature of the Leatt-Brace®, the Leatt brand is recognized by professional athletes and other sports enthusiasts worldwide."

Risk Factors, page 22

10. We note your response to our prior comment 8 and reissue in part. Please revise the Risk Factors section to disclose that there is no guarantee that you will receive the accreditations described in Other Accreditation section on page 21.

In Order to Grow at the Pace, page 22

11. We note your response to our prior comment 30 and reissue in part. Please provide an estimate of additional financing you may require to implement your long-term growth strategies and disclose whether you have taken any steps to seek additional financing.

We face an inherent business risk of exposure to claims, page 24

12. We note your response to our prior comment 33. Please revise to disclose the extent of your product liability insurance coverage.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

13. We note your response to our prior comment 35. Your revised disclosure does not address the impacts of changes in prices on your revenues and cost of revenues and does not quantify the impacts of changes in volume. Please quantify the portion of the $3.5 million increase in sales and the $1.9 million increase in cost of revenues attributable to changes in prices as well as changes in volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

14. Your response to our prior comment 36 which refers to the response to comment 35, does not address our comment. We, therefore, reissue the comment in its entirety. Please revise to expand your discussion to explain in greater detail the factors causing all significant changes in your results and the underlying reasons for those factors. For example, you state gross profit percentage decreased in part due to additional logistics costs incurred to encourage increased customer orders and volumes globally. It is not clear whether this means you hired additional warehouse/order processing employees or something else. In addition, the impact of this factor and the change in product sales mix are not quantified. Please quantify each factor when two or more factors are cited as a cause of a variance between comparable periods to enable investors to understand the relative impact of each on your results. Refer to the "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

15. Your response to our prior comment 37, which refers to the response to comment 35, does not address our comment. We, therefore, reissue the comment in its entirety. We note you sell Leatt branded braces and OEM for other brands, apparel, accessories, and other safety devices, such as armor. We also note your disclosure on page 7 of the number of brace units sold. We believe your results of operations disclosure of revenues could be made more useful to investors by providing quantification, preferably in a table,

of revenues by major product category and, with respect to braces, incorporating the units sold into the discussion of changes in related revenues. Please revise as appropriate.

16. Please revise to include the more detailed level of discussion previously included in your results of operations disclosure.

Three Months Ended March 31, 2012 compared to the Three Months Ended March 31, 2011, page F-1

17. Please revise to comply with the above MD&A comments for the results of operations discussion for the three months ended March 31st.

Note 2. Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-16

18. Your response to our prior comment 49 states that revenue is recognized upon delivery to the customer. Your revenue recognition policy states that products are sold to a global network of distributors and dealers, in addition to directly to consumers. Your accounts receivable policy references credit granted to distributors. Please reconcile these discrepancies and clarify whether there are instances where revenue is recognized upon transfer to a distributor, and if so, why the recognition is appropriate in accordance with ASC 605-15-25-1. In addition, please revise your policy to make clear when revenues are recognized for sales through each type of customer (such as distributors and direct sales).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Dawn Bernd-Schulz, Esq.
        Blank Rome LLP